Exhibit 99.1

-March 8, 2022

• Nova Scotia Securities Commission	• Securities Commission of Newfoundland and Labrador
• Alberta Securities Commission	• Saskatchewan Financial and Consumer Affairs Authority
• Manitoba Securities Commission	• New Brunswick Financial and Consumer Services Commission
• Ontario Securities Commission	• British Columbia Securities Commission
• Superintendent of Securities, Prince Edward Island	• Autorité des marchés financiers
• Superintendent of Securities, Northwest Territories	• Superintendent of Securities, Yukon Territory
• Superintendent of Securities, Nunavut

RE: Nuvei Corporation

Pursuant to a request from the above-mentioned reporting issuer, we wish to advise you of the following information in connection with its Annual and Special Meeting of Shareholders, Virtual-only:

Date of meeting:	May 27, 2022
Record date for notice:	April 14, 2022
Record date for voting:	April 14, 2022
Beneficial ownership determination date:	April 14, 2022
Securities entitled to notice:	Subordinate Voting Shares Multiple Voting Shares
Securities entitled to vote:	Subordinate Voting Shares Multiple Voting Shares
Issuer mailing directly to non-objecting beneficial owners:	Yes
Issuer will pay for objecting beneficial owner material distribution:	Yes
Issuer using notice-and-access for registered investors:	Yes
Issuer using notice-and-access for non-registered investors:	Yes
Notice-and-access stratification criteria:	No

Sincerely,

Trust Central Services

TSX TRUST COMPANY